# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Osisko Development Corp., CIK 0001431852
CUSIP: 68828E809
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 1100 Avenue des Canadiens-de-Montreal, Suite 300, Montreal, Quebec Canada (A8), H3B 2S2
Date of event which requires filing of this statement: 05/26/2026
Filed by CIK 0002083861
Persons authorized to receive notices and communications: Double Zero Capital, LP, 2140 South Dupont Highway, Camden, Delaware (DE), 19934, (702) 863-3551

## Reporting persons
- Double Zero Capital, LP (CIK 0002083861): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 63,632,697; sole dispositive power 0; shared dispositive power 63,632,697; aggregate amount beneficially owned 63,632,697 (19.9% of the class)
  Comment: Double Zero Capital, LP ("Double Zero") is the beneficial owner of (i) 48,591,775 common shares, no par value, of the Issuer (the "Shares") held directly by Double Zero and (ii) 18,300,000 Shares issuable upon the exercise of warrants to purchase Shares (the "Warrants") directly held by Double Zero, which are subject to the Beneficial Ownership Blocker (as defined below). Pursuant to an agreement between Double Zero and the Issuer (the "Blocker Agreement"), Double Zero will not be entitled to exercise the Warrants or other convertible securities previously or subsequently acquired by Double Zero to the extent that, as a result of such exercise, the number of Shares held by Double Zero will equal or exceed 19.9% of the then-outstanding Shares of the Issuer (the "Beneficial Ownership Blocker"). The 63,632,697 Shares reported as beneficially owned by Double Zero in this Schedule 13D represent the Shares held directly by Double Zero and 15,040,922 Shares that could be issued to Double Zero upon exercise of certain Warrants under the Beneficial Ownership Blocker.
  
  Percentage based on (i) 304,721,378 Shares outstanding as of May 11, 2026, as reported by the Issuer in its Notice of Annual and Special Meeting of Shareholders, an exhibit to the Form 6-K filed by the Issuer with the Securities and Exchange Commission on May 20, 2026 (the "Form 6-K"), plus (ii) 15,040,922 Shares issuable upon exercise of certain Warrants, which due to the Beneficial Ownership Blocker is the maximum number of Shares that could be issued upon exercise of the Warrants.
- Brand Name GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 63,632,697; sole dispositive power 0; shared dispositive power 63,632,697; aggregate amount beneficially owned 63,632,697 (19.9% of the class)
  Comment: Brand Name GP, LLC ("Brand Name GP") may be deemed the beneficial owner of (i) 48,591,775 Shares owned by Double Zero and (ii) 18,300,000 Shares issuable to Double Zero upon the exercise of the Warrants, which are subject to the Beneficial Ownership Blocker. Pursuant to the Blocker Agreement, Double Zero will not be entitled to exercise the Warrants or other convertible securities previously or subsequently acquired by Double Zero to the extent that the Beneficial Ownership Blocker applies. The 63,632,697 Shares reported as beneficially owned by Brand Name GP in this Schedule 13D represent the Shares held directly by Double Zero and 15,040,922 Shares that could be issued to Double Zero upon exercise of certain Warrants under the Beneficial Ownership Blocker. The reported securities may be deemed beneficially owned by Brand Name GP as the general partner of Double Zero. Brand Name GP disclaims beneficial ownership of the reported securities, except to the extent of its pecuniary interest in such securities, if any.
  
  Percentage based on: (i) 304,721,378 Shares outstanding as of May 11, 2026, as reported by the Issuer in the Form 6-K, plus (ii) 15,040,922 Shares issuable upon exercise of certain Warrants, which due to the Beneficial Ownership Blocker is the maximum number of Shares that could be issued upon exercise of the Warrants.
- Wen Hou: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 63,632,697; sole dispositive power 0; shared dispositive power 63,632,697; aggregate amount beneficially owned 63,632,697 (19.9% of the class)
  Comment: Wen Hou may be deemed the beneficial owner of (i) 48,591,775 Shares owned by Double Zero and (ii) 18,300,000 Shares issuable to Double Zero upon the exercise of the Warrants, which are subject to the Beneficial Ownership Blocker. Pursuant to the Blocker Agreement, Double Zero will not be entitled to exercise the Warrants or other convertible securities previously or subsequently acquired by Double Zero to the extent that the Beneficial Ownership Blocker applies. The 63,632,697 Shares reported as beneficially owned by Mr. Hou in this Schedule 13D represent the Shares held directly by Double Zero and 15,040,922 Shares that could be issued to Double Zero upon exercise of certain Warrants under the Beneficial Ownership Blocker. The reported securities may be deemed beneficially owned by Mr. Hou as the principal of Brand Name GP, the general partner of Double Zero. Mr. Hou disclaims beneficial ownership of the reported securities, except to the extent of his pecuniary interest in such securities, if any.
  
  Percentage based on: (i) 304,721,378 Shares outstanding as of May 11, 2026, as reported by the Issuer in the Form 6-K, plus (ii) 15,040,922 Shares issuable upon exercise of certain Warrants, which due to the Beneficial Ownership Blocker is the maximum number of Shares that could be issued upon exercise of the Warrants.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: Osisko Development Corp.
Address of issuer's principal executive offices: 1100 Avenue des Canadiens-de-Montreal, Suite 300, Montreal, Quebec Canada (A8), H3B 2S2

## Item 2. Identity and Background
Name of person filing: This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed with the SEC on August 28, 2025 (the "Prior Schedule 13D") by Double Zero Capital, LP ("Double Zero"), Brand Name GP, LLC ("Brand Name GP"), and Wen Hou (collectively with Double Zero and Brand Name GP, the "Reporting Persons") relating to common shares, no par value, of the Issuer (the "Shares"). Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Prior Schedule 13D. Except as specifically amended by this Amendment No. 1, the Prior Schedule 13D is unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Prior Schedule 13D is hereby amended and supplemented by adding the following paragraph immediately after the last paragraph of Item 3:

Following the closing of an offering by the Issuer of 4.125% convertible senior notes due 2031 (the "Notes") on May 26, 2026 to other investors (the "Prior Offering"), Double Zero agreed to purchase Notes in the principal amount of $50,000,000 in a private placement pursuant to a subscription agreement dated as of May 20, 2026 by and between the Issuer and Double Zero (the "Subscription Agreement").The closing of the private placement, which will occur on May 29, 2026 (the "Closing Date"), was conditioned on the closing of the Prior Offering. The aggregate purchase price payable by Double Zero for the Notes is $50,017,187.50 representing (i) 100% of the principal amount of the Notes, plus (ii) accrued and unpaid interest from the closing of the Prior Offering up to the Closing Date. Double Zero is financing the purchase price with funds from its working capital, which includes proceeds from realized gains on prior investments.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in the cover pages of this Schedule 13D is incorporated herein by reference, including footnotes thereto.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in the cover pages of this Schedule 13D is incorporated herein by reference, including footnotes thereto.
Transactions in the class effected during the past sixty days: The information set forth in Item 3 is incorporated herein by reference. No other transactions in the Issuer's Shares have been effected by the Reporting Persons within the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Prior Schedule 13D is hereby amended and supplemented by adding the following paragraphs immediately prior to the last paragraph of Item 6:

The Notes acquired by Double Zero pursuant to the Subscription Agreement are governed by the terms of the Notes and an indenture dated as of May 26, 2026 by and between the Issuer and U.S. Bank Trust Company, National Association, as trustee (the "Indenture"). The Notes are general senior unsecured obligations of the Issuer which are accruing interest payable semi-annually beginning on December 15, 2026 at a rate of 4.125% per annum and which will mature on June 15, 2031, unless earlier converted, redeemed or repurchased. Pursuant to the terms of the Indenture, the Notes held by Double Zero are convertible at the option of the holder under the terms and conditions specified in the Indenture at an initial conversion rate of 272.1088 Shares per $1,000 principal amount of Notes (subject to certain adjustments specified in the Indenture). The Notes will be converted into cash, Shares, or a combination of cash and Shares, at the Issuer's sole election. The Notes acquired by Double Zero are subject to the Blocker Agreement such that Double Zero may not convert any Notes that would result in it holding (directly or indirectly) 19.9% or more of the issued and outstanding Shares after giving effect to such conversion. The foregoing descriptions of the Subscription Agreement, the Indenture, and the Notes do not purport to be complete and are qualified in their entirety by the contents of the Subscription Agreement, the Indenture, and the Notes, respectively, copies of which are each attached hereto as Exhibit 99.5, Exhibit 99.6, and Exhibit 99.7 and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.5 Subscription Agreement
99.6 Indenture (incorporated by reference to Exhibit 99.2 to the Issuer's Report of Foreign Private Issuer on Form 6-K filed on May 26, 2026)
99.7 Form of the 4.125% convertible senior note due 2031 (attached as Exhibit A of the Indenture incorporated by reference to Exhibit 99.2 to the Issuer's Report of Foreign Private Issuer on Form 6-K filed on May 26, 2026)

## Signatures
- Double Zero Capital, LP: /s/ Wen Hou, Manager of Brand Name GP, LLC, manager of Double Zero Capital, LP (05/28/2026)
- Brand Name GP, LLC: /s/ Wen Hou, Manager (05/28/2026)
- Wen Hou: /s/ Wen Hou, Wen Hou (05/28/2026)